SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

TABLE OF CONTENTS

1.	Press Release issued on April 6, 2005, announcing the delisting of Grupo Imsa from the New York Stock Exchange and the termination of its ADR program with the Bank of New York.

GRUPO IMSA ANNOUNCES TERMINATION OF ADR PROGRAM AND DELISTING FROM

NEW YORK STOCK EXCHANGE

Monterrey, N.L., Mexico – April 6, 2005 – Grupo Imsa, S.A. de C.V. (the Company), announced today that the Securities and Exchange Commission (SEC) approved the delisting of the Company’s American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). As of April 7, 2005, the Company’s ADSs will not trade on the NYSE, and the ADR program with The Bank of New York (the Depositary) will be terminated. The Company believes that by concentrating trading of its shares in one market, the Mexican Stock Exchange (BMV), it will increase the overall liquidity of its stock. However, there can be no assurances that the actions taken by the Company will have such effect.

Marcelo Canales, Chief Financial Officer of the Company commented, “I would like to thank the New York Stock Exchange, The Bank of New York and LaBranche for their great support during the years we maintained our ADR program. We wish them the best of luck.” Mr. Canales added, “Grupo Imsa maintains its commitment of transparency as a public company, and will continue to provide information and comply with all its reporting obligations. The Company will sustain its investor relations efforts in Mexico and abroad with information of the highest quality, and will maintain a corporate governance of world-class excellence.”

Investors that still hold the Company’s ADSs can ask their brokerage house in the United States to contact the Depositary in order to cancel their ADSs and assign a Mexican brokerage house to receive the equivalent ordinary shares. Grupo Imsa will pay the costs imposed by the Depositary to replace the ADSs with BC Equity Units. Investors have 270 days to convert their ADSs to ordinary shares, after which time the Depository will try to sell the remaining ADSs in order to liquidate the remaining ADSs with cash.

Any dividends declared at the General Assembly to be held on April 11, 2005 and payable to ADR holders on the dividend record date will be collected by the Depositary and will be paid to ADR holders upon cancellation of ADRs.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all continents.

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: April 06, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer